Direct Dial + 1 212 819 7900   Facsimile + 1 212 354 8113   morton.pierce@whitecase.com

November 24, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:                             GFI Group Inc.
Schedule 14D-9 filed on November 4, 2014
SEC File No. 005-80318

Dear Mr. Orlic:

On behalf of GFI Group Inc., a Delaware corporation (the “Company”), we have set forth below the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 7, 2014, to Christopher D’Antuono, General Counsel of the Company (the “Comment Letter”), with respect to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on November 4, 2014 (the “Schedule 14D-9”).

This letter and the Company’s Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today.

The heading and numbered paragraph below correspond to the heading and numbered paragraph set forth in the Comment Letter.

General

1.                                      We note that representatives of Greenhill gave a presentation to the special committee regarding the offer, including a comparison, from a financial point of view, of the consideration to be paid in the offer and the consideration to be paid in the CME merger.  We also note disclosure regarding positive and countervailing factors considered by the special committee and the board in reaching their respective determinations.  Please advise, with a view towards revised disclosure, why neither the special committee nor the board appears to have taken the Greenhill presentation into account.  See Item 1011(c) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation — Reasons for Recommendations of the Special Committee and the Board — Other factors” on page 1 of the Schedule 14D-9 Amendment.

*      *      *

In addition, attached as Exhibit A hereto, please find the acknowledgment requested in the Comment Letter.  If you have any questions or if the Staff has further comments, please call Morton A. Pierce (tel: 212-819-7900) or Bryan J. Luchs (tel: 212-819-7848) of White & Case LLP.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	GFI Group Inc.
Christopher D’Antuono, Esq.

Exhibit A

Acknowledgment

The undersigned hereby acknowledges and confirms on behalf of the Company that:

(1)         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel